Exhibit 99.(a)(4)
[OPNEXT, INC. LOGO]
Harry L. Bosco
Opnext, Inc.
Chief Executive Officer
1 Christopher Way
Eatontown, NJ 07724
(732) 544-3400
May 17, 2007
Dear Opnext Stock Appreciation Right Holder:
I am very pleased to offer you the opportunity to participate in Opnext’s Offer to Exchange SARs for Amended SARs (the “Offer to Exchange”), which was approved by our Board of Directors (the “Board”) on May 14, 2007 and the Board’s Compensation Committee on May 11, 2007. The Offer to Exchange offers you the one-time opportunity to trade in your SARs for Amended SARs.
Included in this package are materials that will help you understand how the Offer to Exchange works, answer any questions you may have and explain the election process. Please take the time to review this material carefully. You may elect to participate in the Offer to Exchange at any time until 5:00 P.M. EDT time on June 14, 2007.
Thank you for your services as a current or former Opnext employee.

Sincerely,

Harry L. Bosco